SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2016
DIVISION OF TRADING & MARKETS

SI

16003592

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| ~~8-66533~~ 66553 |

JG

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FNBB Capital Markets, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 University Park Place, Suite 380
(No. and Street)

Birmingham (City) AL (State) 35209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura Boudreaux 225.231.5011
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville, APAC
(Name – *if individual, state last, first, middle name*)

8550 United Plaza Blvd, Suite 1001 (Address) Baton Rouge (City) LA (State) 70809 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JG

## OATH OR AFFIRMATION

I, Laura Boudureaux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FNBB Capital Markets, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer and FINOPS
Title

Notary Public
Allen David, LA Notary ID 66765

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

**FNBB CAPITAL MARKETS, LLC**
**BIRMINGHAM, AL**

# STATEMENTS OF FINANCIAL CONDITION
## DECEMBER 31, 2015 AND 2014

## ASSETS

| | 2015 | 2014 |
|---|---|---|
| Cash and cash equivalents | $ 1,159,279 | $ 1,149,526 |
| Restricted cash | 16,682 | 16,682 |
| Securities purchased under agreements to resell | 100,595 | 100,512 |
| Commissions receivables | 83,958 | 86,776 |
| Prepaid expenses | 45,544 | 43,371 |
| Other assets | 127,500 | - |
| Furniture and equipment, net | 567 | 1,882 |
| Total Assets | $ 1,534,125 | $ 1,398,749 |

## LIABILITIES AND MEMBER'S EQUITY

| | 2015 | 2014 |
|---|---|---|
| LIABILITIES | | |
| Due to affiliates (Note 5) | $ 98,398 | $ 92,478 |
| Commissions payable | 25,945 | 26,182 |
| Other accrued expenses (Note 5) | - | 3,389 |
| Accrued employee benefits (Note 5) | 18,596 | 26,994 |
| Total Liabilities | 142,939 | 149,043 |
| MEMBER'S EQUITY | | |
| Contributed capital | 690,000 | 690,000 |
| Accumulated equity | 701,186 | 559,706 |
| Total Member's Equity | 1,391,186 | 1,249,706 |
| Total Liabilities and Member's Equity | $ 1,534,125 | $ 1,398,749 |

The accompanying notes are an integral part of these financial statements.

**FNBB CAPITAL MARKETS, LLC**
**BIRMINGHAM, AL**

**STATEMENTS OF INCOME**
**YEARS ENDED DECEMBER 31, 2015 AND 2014**

| | 2015 | 2014 |
|---|---|---|
| REVENUES: | | |
| Interest income | $ 6,231 | $ 4,764 |
| Commissions and fees on: | | |
| Securities | 236,053 | 166,923 |
| Investment company shares | 455,173 | 382,647 |
| Insurance | 520,665 | 891,639 |
| Total revenues | 1,218,122 | 1,445,973 |
| EXPENSES: | | |
| Salaries and employee benefits | 314,329 | 207,173 |
| Commissions | 473,609 | 628,379 |
| Other general and administrative expenses | 106,872 | 84,429 |
| Licenses and fees | 49,098 | 42,657 |
| Accounting and auditing fees | 24,705 | 19,700 |
| Consulting fees | 20,674 | 15,854 |
| Depreciation expense | 1,315 | 1,600 |
| Total expenses | 990,602 | 999,792 |
| Income before income taxes | 227,520 | 446,181 |
| Income tax expense | 86,040 | 163,681 |
| Net income | $ 141,480 | $ 282,500 |

The accompanying notes are an integral part of these financial statements.

**FNBB CAPITAL MARKETS, LLC**
**BIRMINGHAM, AL**

## STATEMENTS OF CHANGES IN MEMBER'S EQUITY
## YEARS ENDED DECEMBER 31, 2015 AND 2014

| | Contributed Capital | Accumulated Deficit | Total |
|---|---|---|---|
| Balance, January 1, 2014 | $ 690,000 | $ 277,206 | $ 967,206 |
| Net income | | 282,500 | 282,500 |
| Balance, December 31, 2014 | 690,000 | 559,706 | 1,249,706 |
| Net income | | 141,480 | 141,480 |
| Balance, December 31, 2015 | $ 690,000 | $ 701,186 | $ 1,391,186 |

The accompanying notes are an integral part of these financial statements.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL

## STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
## YEARS ENDED DECEMBER 31, 2015 AND 2014

| | |
|---|---|
| Liabilities subordinated to claims of general creditors at January 1, 2014 | $ - |
| Increases | - |
| Decreases | - |
| Liabilities subordinated to claims of general creditors at December 31, 2014 | - |
| Increases | - |
| Decreases | - |
| Liabilities subordinated to claims of general creditors at December 31, 2015 | $ - |

The accompanying notes are an integral part of these financial statements.

**FNBB CAPITAL MARKETS, LLC**
**BIRMINGHAM, AL**

**STATEMENTS OF CASH FLOWS**
**YEARS ENDED DECEMBER 31, 2015 AND 2014**

| | 2015 | 2014 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ 141,480 | $ 282,500 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Depreciation expense | 1,315 | 1,600 |
| Changes in operating assets and liabilities: | | |
| Securities purchased under agreements to resell | (83) | (97) |
| Commissions receivable | 2,818 | 46,018 |
| Prepaid expenses | (2,173) | (8,112) |
| Other assets | (127,500) | - |
| Commissions payable | (237) | (3,217) |
| Accrued employed benefits | (8,398) | (49,282) |
| Accrued other | (3,389) | 2,581 |
| Due to affiliates | 5,920 | 38,136 |
| Net cash provided by operating activities | 9,753 | 310,127 |
| **NET INCREASE IN CASH** | 9,753 | 310,127 |
| Cash, beginning of year | 1,149,526 | 839,399 |
| Cash, end of year | $ 1,159,279 | $ 1,149,526 |

The accompanying notes are an integral part of these financial statements.

**FNBB CAPITAL MARKETS, LLC**
**BIRMINGHAM, AL**

**NOTES TO FINANCIAL STATEMENTS**

## 1. Summary of Significant Accounting Policies

Description of Business

FNBB Capital Markets, LLC (the "Company") is a Financial Industry Regulatory Authority (FINRA) registered broker/dealer under the Securities Exchange Act of 1934. The Company was initially approved to offer retirement products consisting of mutual funds and variable annuities to member banks of its sole member.

Effective July 28, 2005, in order to allow the Company to offer expanded services to member banks of First National Bankers Bank (FNBB) due to restrictions within FNBB's charter, FNBB transferred its interest in the Company to First National Bankers' Bankshares, Inc. (the "Parent" or "FNBB, Inc."), and coincident therewith, the Parent became the sole member of the Company. The Company is a wholly owned subsidiary of the Parent. The Company was approved by FINRA in December 2005 to offer the sale of general securities including but not limited to mutual funds and variable insurance products to individual and corporate customers. In March 2005, the Company executed an agreement with a third–party clearing broker/dealer to introduce customer accounts and accept customer funds and securities. The Company also began executing contracts with registered representatives and brokers for the sale of these products.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and interest–bearing deposits. At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted Cash

The Company has interest bearing deposit with its clearing broker pursuant to its clearing agreement, discussed above, that is considered to be restricted.

Securities purchased under agreements to resell

It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Furniture and Equipment, Net

Furniture and equipment is recorded at cost. Depreciation is recorded on a straight–line basis using an estimated useful life of 3-10 years.

**FNBB CAPITAL MARKETS, LLC**
**BIRMINGHAM, AL**

**NOTES TO FINANCIAL STATEMENTS**

**1. Summary of Significant Accounting Policies (continued)**

Commissions

Commissions consist of dealer commissions generated on securities transactions. Commissions, brokerage, and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which approximates trade date.

Administrative Service Fees

Administrative service fees consist of fee income earned on the sale of retirement products consisting of mutual fund investments based on specified percentages of the net asset values for each fund at the end of each quarter.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income tax under applicable guidance contained in the Accounting Standards Codification (ASC). Accordingly, the Company also applies this guidance pursuant to the tax sharing agreement described in Note 4. Pursuant to the applicable ASC, an asset liability approach requires the recognition of deferred tax assets and liabilities for the expected tax consequences that have been recognized in the Company's financial statement or tax returns. In estimating future tax consequences, applicable guidance contained in the accounting standards generally considers all expected future events other than enactments of changes in tax law or rates. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

On January 1, 2009, the Company adopted the accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. In management's judgment, the Company does not have any tax positions that would result in a loss contingency considering the facts, circumstances, and information available at the reporting date.

## 1. Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Fair Value

Cash and restricted cash are considered short-term instruments, the carrying amounts are a reasonable estimate of fair value.

Receivables and Credit Policies

Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Receivables from brokers consist of commissions and fees earned on the sale of retirement products and general securities and receivables from others consist of receivables from registered representatives.

Commissions receivable, net of trading costs, are stated at the amount billed. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected.

Management individually reviews all commissions receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, writes off the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectability. In the opinion of management, at December 31, 2015 and 2014, all commissions were considered collectible and no allowances was necessary.

## 2. Other Assets

At December 31, 2015, the Company has other assets recorded of $127,500 related to payments to certain employees in consideration of their employment with the Company. These amounts are forgivable loans which are interest bearing and are forgiven ratably over a range of five years. Annual amortization expense during the year ended December 31, 2015 was $22,500.

## NOTES TO FINANCIAL STATEMENTS

### 3. Furniture and equipment, net

Classification of furniture and equipment, net are summarized as follows:

| | 2015 | 2014 |
|---|---|---|
| Furniture | $6,685 | $6,685 |
| Office Equipment | 2,841 | 2,841 |
| Computer Equipment | 18,280 | 18,280 |
| Computer Software | 2,522 | 2,522 |
| | $30,328 | $30,328 |
| Less: Accumulated Depreciation | (29,761) | (28,446) |
| | $ 567 | $1,882 |

### 4. Income taxes

Effective January 1, 2006, pursuant to a tax-sharing agreement (the "Agreement") with the Parent, the Company's tax expense is determined on a separate return basis; and therefore, the Company is required to recognize an allocation of income taxes in its separate financial statements in accordance with the Agreement. For the years ended December 31, 2015 and 2014, the income tax expense recorded of $86,040 and $163,681 respectively, is classified as current in the accompanying statements of income. In accordance with the terms of the Agreement, the Parent made estimated tax payments to the Company for the estimated tax expense during 2015 and 2014 totaling $88,800 and $119,500 respectively. Accordingly, the difference between the actual recorded income tax expense and the estimated tax payments received is included in amounts due to affiliates in the accompanying statements of financial condition. Amounts due to affiliates relating to income tax totaled $98,398 and $92,478 as of December 31, 2015 and 2014, respectively.

### 5. Related party transactions

The Company operates in facilities that are owned by the Parent. During 2015 and 2014, the Company was charged with certain operating expenses relating to salaries and benefits, rent, and insurance totaling $830,593 and $865,984, respectively, by the Parent. In addition, certain other operating expenses, including telephone, utilities, and other overhead costs were allocated to the Company by the Company's Parent in 2015 and 2014. The Company has amounts due to the Parent at December 31, 2015 and 2014, of $116,994 and $122,861 respectively, relating to income taxes (see Note 4) and salaries and employee benefits expenses.

**6. Fair value measurement**

The Fair Value Measurements and Disclosure topic of the FASB ASC, requires disclosure of fair value information about financial instruments, whether or not recognized in the statements of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments from its disclosure requirements. Therefore, the aggregate fair value amounts presented do not represent the underlying value of the Company.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents - the carrying amounts are a reasonable estimate of fair value.

Securities purchased under agreements to resell - the carrying amount approximates fair value.

In accordance with this guidance, the Company groups it financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
- Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of assets or liabilities.
- Level 3 – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

**6. Fair value measurement (continued)**

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Fair value of assets measured on a recurring basis

FASB ASC 825, Financial Instruments, provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has been elected for certain financial instruments that are not accounted for at fair value under other applicable accounting guidance.

At January 1, 2011, the Company elected the fair value option on a prospective basis for securities purchased under agreements to resell.

The Company's securities purchased under agreements to resell are considered level 2 in the hierarchy measured at fair value on a recurring basis of $100,595 and $100,512 at December 31, 2015, and 2014, respectively.

**7. Regulatory requirements**

The Company, as a registered broker/dealer in securities, is subject to the uniform Net Capital Rule (Rule 15c3 – 1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined in the Rule of $50,000, or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2015, the Company had net capital of $1,077,563, which was $1,027,563 in excess of its required net capital of $50,000. The Company had aggregate indebtedness of $142,299 at December 31, 2015. The Company's ratio of aggregate indebtedness to net capital ratio was .13 to 1 at December 31, 2015.

The Company is required to maintain a blanket fidelity bond, in a form substantially similar to the standard form of Brokers Blanket Bond promulgated by the Surety Association of America, covering officers and employees which provides against loss. The Financial Industry Regulatory Authority has allowed the Company to use the Parent's fidelity bond in the amount of $100,000.

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirement of Rule 15c3-3.

**8. Contingencies**

In the normal course of business activities, the Company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. Management believes that outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

**9. Subsequent Events**

Management has evaluated subsequent events through the date that the financial statements were available to be issued February 19, 2016 and determined no subsequent events have occurred after this date.

**FNBB CAPITAL MARKETS, LLC**
**BIRMINGHAM, AL**

**SCHEDULE I**
**COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1**
**DECEMBER 31, 2015**

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total member's equity | $ | 1,391,186 |
| Less nonallowable assets: | | |
| Limited commissions receivable | | (39,417) |
| Furniture and equipment, net | | (567) |
| Prepaid expenses | | (45,544) |
| Other assets | | (127,500) |
| Securities purchased under agreements to resell | | (100,595) |
| NET CAPITAL | $ | 1,077,563 |
| COMPUTATION OF NET CAPITAL REQUIREMENT | | |
| Minimum net capital required | $ | 50,000 |
| EXCESS NET CAPITAL | $ | 1,027,563 |
| AGGREGATE INDEBTEDNESS | | |
| Total Liabilities | $ | 142,939 |
| Less nonallowable liabilities: | | |
| Deferred income taxes payable | | (640) |
| AGGREGATE INDEBTEDNESS | $ | 142,299 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 0.13 to 1 |

There are no differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report, other than a one dollar rounding difference.

See report of independent registered public accounting firm on supplemental information.

**FNBB CAPITAL MARKETS, LLC**
**BIRMINGHAM, AL**

**Schedule II**

**Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3**

**December 31, 2015**

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See report of independent registered public accounting firm on supplemental information.

**FNBB CAPITAL MARKETS, LLC**
**BIRMINGHAM, AL**

**Schedule III**

**Information for Possession or Control Requirements**
**Under Rule 15c3-3**

**December 31, 2015**

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See report of independent registered public accounting firm on supplemental information.

Postlethwaite & Netterville
A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors
FNBB Capital Markets, LLC
Birmingham, Alabama

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FNBB Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which FNBB Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) FNBB Capital Markets, LLC stated that FNBB Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. FNBB Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FNBB Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 19, 2016



8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

**FNBB CAPITAL MARKETS, LLC**
**BIRMINGHAM, AL**

**Exemption Report**

**FNBB Capital Markets, LLC** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

To the best of its knowledge and belief, the Company stats the following:

1) The Company claimed an from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).
2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

FNBB Capital Markets, LLC

I, Laura Boudreaux, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Laura Boudreaux

Title: Chief Compliance Officer and FINOPS

**February 19, 2016**

## Table of Contents

Postlethwaite & Netterville
A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors
FNBB Capital Markets, LLC
Birmingham, Alabama

We have audited the accompanying statements of financial condition of FNBB Capital Markets, LLC (the Company) (a Louisiana corporation) as of December 31, 2015 and 2014, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FNBB Capital Markets, LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.



8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination for Reserve Requirements Under Rule 15c3-3, and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination for Reserve Requirements Under Rule 15c3-3, and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 19, 2016